                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*
   The Goldman Sachs Group, Inc.
    as successor to The Goldman Sachs Group, L.P. (01)
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York,                        New York                      10004
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   March 8, 1999
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   NTL Incorporated (02)
   (NTLI)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

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6. If Amendment, Date of Original (Month/Year)(02)
   May 24, 1999 (amended Form 3), May 10, 1999 (April 1999 Form 4) September 10, 1999 (August 1999 Form 4)
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7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person
   [ X ] Form Filed by More than One Reporting Person

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

====================================================================================================================================
                                Table I -- Non-Derivative Securities Beneficially Owned                                            |
====================================================================================================================================
                              |                                |                     |                                             |
                              |                                |                     |                                             |
                              |                                | 3. Ownership Form:  |                                             |
                              |       2. Amount of Securities  |    Direct (D) or    |                                             |
1. Title of Security          |          Beneficially Owned    |    Indirect (I)     | 4. Nature of Indirect Beneficial Ownership  |
   (Instr. 4)                 |          (Instr. 4)            |    (Instr. 5)       |    (Instr.5)                                |
------------------------------------------------------------------------------------------------------------------------------------
                              |                                |                     |                                             |
Common Stock                  |             03                 |         03          |                     03                      |
------------------------------------------------------------------------------------------------------------------------------------
                              |                                |                     |                                             |
                              |                                |                     |                                             |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one  Reporting  Person,  see  Instruction
 5(b)(v).


FORM 3 (continued)

====================================================================================================================================
                                  Table II -- Derivative Securities Beneficially Owned                                             |
                             (e.g., puts, calls, warrants, options, convertible securities)                                        |
====================================================================================================================================
                        |                       |                                      |              |               |            |
                        |                       |                                      |              | 5. Owner-     |            |
                        |                       |   3. Title and Amount of Securities  |              |    ship       |            |
                        |                       |      Underlying Derivative Security  |              |    Form of    |            |
                        |2. Date Exercisable    |      (Instr. 4)                      |              |    Derivative |            |
                        |   and Expiration Date |   ---------------------------------  | 4. Conver-   |    Security:  |            |
                        |   (Month/Day/Year)    |                       |  Amount      |    sion or   |    Direct     |6.Nature of |
                        |---------------------- |                       |  or          |    Exercise  |    (D) or     |  Indirect  |
                        |Date      |Expira-     |                       |  Number      |    Price of  |    Indirect   |  Beneficial|
1. Title of Derivative  |Exer-     |tion        |                       |  of          |    Derivative|    (I)        |  Ownership |
   Security (Instr. 4)  |cisable   |Date        |   Title               |  Shares      |    Security  |    (Instr.5)  |  (Instr. 5)|
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible          |          |            |                       |              |              |               |            |
Subordinated Notes due  |          |            |                       |              |              |               |            |
2008                    |  Immed.  | 12/15/08   |Common Stock           |    16,326    |      04      |       05      |      05    |
===================================================================================================================================+

Instruction 5(b)(v) list of other Reporting Persons:

This statement is being filed by European Cable Capital Partners, L.P. ("European Partners"), European Cable Capital Partners Holding, Inc. ("European Holding"), GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS
Advisors"), Stone Street Fund 1996, L.P. ("Stone 1996"), Bridge Street Fund 1996, L.P. ("Bridge 1996"), Stone Street Empire Corp. ("Empire Corp."), Goldman Sachs Performance Partners, L.P. ("Performance Partners"), Commodities Corporation LLC ("Commodities Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with European Partners, European Holding, GSCP, GS Advisors, Stone 1996, Bridge 1996, Empire Corp., Performance Partners, Commodities Corp. and Goldman Sachs, the "Reporting Persons"). The principal business address of each of European Partners, European Holding, GSCP, GS Advisors, Stone 1996, Bridge 1996, Empire Corp., Goldman Sachs and GS Group is 85 Broad Street, New York, New York 10004. The principal business address of each of Performance Partners and Commodities Corp. is 701 Mount Lucas Road, Princeton, New Jersey 08540.

Explanation of Responses:

01: As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into GS Group, with GS Group as the surviving entity.

02: This amendment corrects the previously amended Form 3, the April 1999 Form 4 and the August 1999 Form 4, submitted to the Securities and Exchange Commission by the Reporting Persons under NTL Communications Corp. NTL Communications Corp. became a subsidiary of NTL Incorporated due to a corporate restructuring which created a holding company structure (as described in the NTL Incorporated Form 8-K filed with the Securities and Exchange Commission on April 1, 1999). This amendment corrects those previous filings to reflect that following the restructuring the Reporting Persons owned shares of common stock of NTL Incorporated.

03: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 8,942,397 shares of common stock of NTL Incorporated ("Common Stock") through European Partners, GSCP, Stone 1996, Bridge 1996 (collectively, the "Limited Partnerships") and Performance Partners. Affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner of the Limited Partnerships. European Holding is a wholly-owned subsidiary of GSCP. Goldman Sachs is the investment manager of GSCP. Goldman Sachs is an indirect wholly owned subsidiary of GS Group. Commodities Corp. is the general partner and trading manager of Performance Partners. Commodities Corp. is a subsidiary of GS Group and an advisory affiliate of a separate operating division of Goldman Sachs. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

European Partners may be deemed to own beneficially and directly and its general partner, European Holding, may be deemed to own beneficially and indirectly 8,413,198 shares of Common Stock. European Holding disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP may be deemed to own beneficially and directly 266,406 shares of Common Stock, and may be deemed to own beneficially and indirectly 8,413,198 shares of Common Stock through European Partners. GS Advisors, the general partner of GSCP, may be deemed to own beneficially and indirectly 8,679,604 shares of Common Stock. GS Advisors and GSCP disclaim beneficial ownership of the securities reported herein as indirectly owned except to the extent of their pecuniary interest therein.

Stone 1996 may be deemed to own beneficially and directly 156,416 shares of Common Stock. Bridge 1996 may be deemed to own beneficially and directly 106,077 shares of Common Stock. Empire Corp., the general partner of Stone 1996 and the managing general partner of Bridge 1996 may be deemed to own beneficially and indirectly 262,493 shares of Common Stock. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Performance Partners may be deemed to own beneficially and directly and its general partner, Commodities Corp., may be deemed to own beneficially and indirectly 300 shares of Common Stock. Commodities Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

04: NTL Incorporated 7% Convertible Subordinated Notes due 2008 ("Convertible Notes") are convertible at any time at the option of the holder prior to maturity into shares of Common Stock at a conversion price of $61.25 per share.

05: Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly 16,326 shares of Common Stock by reason of the ownership by Goldman Sachs of $1,000,000 principal amount in Convertible Notes. GS Group disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Signatures:

EUROPEAN CABLE CAPITAL PARTNERS, L.P.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


EUROPEAN CABLE CAPITAL PARTNERS HOLDING, INC.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GS CAPITAL PARTNERS, L.P.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GS ADVISORS, L.P.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


STONE STREET FUND 1996, L.P.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


BRIDGE STREET FUND 1996, L.P.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


STONE STREET EMPIRE CORP.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact

GOLDMAN SACHS PERFORMANCE PARTNERS, L.P.


By:  s/ Hans L. Reich
     -------------------------
     Name:   Hans L. Reich
     Title:  Attorney-in-fact


COMMODITIES CORPORATION LLC


By:  s/ Hans L. Reich
     -----------------------
     Name:   Hans L. Reich
     Title:  Attorney-in-fact


THE GOLDMAN SACHS GROUP, INC.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


Date:    October 12, 1999

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.